Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated November 30, 2017

Preliminary Prospectus Supplement dated September 4, 2019

Registration Statement File No. 333-221824

ANTHEM, INC.

Offering of:

$850,000,000 2.375% Notes due 2025 (the “2025 Notes”)

$825,000,000 2.875% Notes due 2029 (the “2029 Notes”)

$825,000,000 3.700% Notes due 2049 (the “2049 Notes”)

(the “Offering”)

Pricing Term Sheet dated

September 4, 2019

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated September 4, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated November 30, 2017, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-221824). Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Company	Anthem, Inc., an Indiana corporation

Ratings*	Baa2 / A / BBB (Moody’s / S&P / Fitch)

Pricing Date	September 4, 2019

Trade Date	September 4, 2019

Settlement Date	September 9, 2019 (T+3)

Aggregate Principal Offering Amount	$850,000,000 for the 2025 Notes $825,000,000 for the 2029 Notes $825,000,000 for the 2049 Notes

Maturity Date	January 15, 2025 for the 2025 Notes September 15, 2029 for the 2029 Notes September 15, 2049 for the 2049 Notes

Coupon (Interest Rate)	2.375% for the 2025 Notes 2.875% for the 2029 Notes 3.700% for the 2049 Notes

Price to Public (Issue Price)	99.912% of the face amount for the 2025 Notes 99.879% of the face amount for the 2029 Notes 99.389% of the face amount for the 2049 Notes

Yield to Maturity	2.393% for the 2025 Notes 2.889% for the 2029 Notes 3.734% for the 2049 Notes

Spread to Benchmark Treasury	T + 108 basis points for the 2025 Notes T + 143 basis points for the 2029 Notes T + 178 basis points for the 2049 Notes

Benchmark Treasury	1.250% due August 31, 2024 for the 2025 Notes 1.625% due August 15, 2029 for the 2029 Notes 2.875% due May 15, 2049 for the 2049 Notes

Benchmark Treasury Price / Yield	99-22 1⁄4 / 1.313% for the 2025 Notes 101-17 / 1.459 % for the 2029 Notes 120-21+ / 1.954% for the 2049 Notes

Interest Payment Dates

January 15 and July 15, commencing January 15, 2020 for the 2025 Notes

September 15 and March 15, commencing March 15, 2020 for the 2029 Notes

September 15 and March 15, commencing March 15, 2020 for the 2049 Notes

Optional Redemption Provisions

For the 2025 Notes: Prior to December 15, 2024 (the date that is one month prior to the maturity date), make-whole call at Treasury rate plus 20 basis points; par call at any time on or after December 15, 2024

For the 2029 Notes: Prior to June 15, 2029 (the date that is three months prior to the maturity date), make-whole call at Treasury rate plus 25 basis points; par call at any time on or after June 15, 2029

For the 2049 Notes: Prior to March 15, 2049 (the date that is six months prior to the maturity date), make-whole call at Treasury rate plus 30 basis points; par call at any time on or after March 15, 2049

Denomination	$1,000 and integral multiples of $1,000 in excess thereof

Day Count Convention	30/360

Payment Business Days	New York

CUSIP/ISIN Number	036752 AJ2 / US036752AJ29 for the 2025 Notes 036752 AL7 / US036752AL74 for the 2029 Notes 036752 AK9 / US036752AK91 for the 2049 Notes

Joint Book-Running Managers	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. (2029 Notes) Morgan Stanley & Co. LLC (2049 Notes) Wells Fargo Securities, LLC (2025 Notes)

Senior Co-Managers	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers	Fifth Third Securities, Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment thereof on or about September 9, 2019, which will be the third business day following the date of the pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (File No. 333-221824). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.